Exhibit 99.1

Wowjoint Holdings Limited Reports First Quarter 2011 Financial Results

Substantial Year Over Year Increase

•	Q1 2011 revenue of $6.6 million in-line with guidance, represents a 282% increase compared to Q1 2010
•	Order backlog is strong at $25 million as of March 31, 2011; backlog has risen to $29 million as of May 19, 2011
•	Q2 2011 revenue guidance: $8-10 million
•	Management to host earnings conference call May 19, 2011 at 4:30 p.m. EDT
BEIJING, May 19, 2011 -- Wowjoint Holdings Limited ("Wowjoint," or the "Company") (Nasdaq: BWOW), China’s innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, reported today financial results for the first quarter 2011.

First quarter Ended March 31, 2011

•	Revenues for the Company's first quarter ended March 31, 2011 increased 282% to $6.6 million as compared to $1.7 million in the first quarter of 2010.
•
Technical service sales increased by 999% from the first quarter of 2010 to $0.9 million. These services continue to be a focus for Wowjoint as they provide a more stable source of cash flows and a higher margin compared to machinery sales.

•	International based revenues accounted for approximately 25% of total sales, a substantial increase from 3% of total sales in the same period 2010.
•	Gross profit increased to $1.4 million from $0.2 million in the year ago period. Gross margins increased 5 basis points to 21.3% in the first quarter 2011 compared to 16.3% in the same period in 2010.
•	Operating income increased to $0.3 for the first quarter 2011 compared to a loss for the first quarter 2010.
•	Net income for the first quarter 2011 was $0.3 million, or $0.04 per share based on 7.9 million weighted average shares outstanding, compared to net loss of $0.5 million in same period 2010.

Cost of sales for the three months ended March 31, 2011 was approximately $5.9 million as compared to $1.5 million for the three months ended March 31, 2010. The higher cost of sales in first quarter 2011 was due to higher sales volume. Operating expenses for the three months ended March 31, 2011 were approximately $1.0 million compared to $0.8 million for the same period in 2010. The first quarter 2011 reflects a focused reduction in expenses from the Company’s average operating costs, showing only a slight increase from the previous year despite incurring the expenses of being a public company. Selling expenses for the three months ended March 31, 2011 totaled $0.2 million compared to $0.07 million in the same period of 2010, due to an increase in sales force and larger sales for the period.

“The first quarter revenue is a substantial increase from the first quarter 2010, due to continued infrastructure spending by the Chinese government, as well as our focus on diversifying our revenue stream through international sales, service and lease revenue. In addition, during the first quarter we expanded into two new vertical markets with sales to the luxury goods market providing hoists for Sunbird Yachts and the wind power industry with Tongliao Green,” commented Mr. Yabin Liu, Chairman and Chief Executive Officer of Wowjoint. “Gross margins remain strong and will continue to improve as our technical services segment grows, which provides clearer visibility for our future revenue stream.”

Balance Sheet as of March 31, 2010

•	Cash and cash equivalents totaled $3.0 million at March 31, 2011, as compared to $2.2 million at December 31, 2010.
•
Accounts receivable were $16.8 million at March 31, 2011 as compared to $17.9 million at December 31, 2010.  The majority of the receivables are from extremely large Blue Chip companies in China; therefore collection of the receivables is relatively secure.

•	Inventories amounted to $8.6 million, which increased due to additional materials that were purchased for production of equipment and were in-line with the sales increase.
•	Working capital was $16 million on March 31, 2011.
•	The Company had total stockholders' equity of $20.7 million, with total assets of $45.7 million versus total liabilities of $24.9 million on March 31, 2011.

“Wowjoint continues to progress in our expansion of sales and order backlog. The additions we’ve made to our sales and marketing team have enabled us to secure new customers, meaningful contracts, enter new vertical markets, international expansion and deeper penetration in the high speed rail projects in China. All of these successes have occurred fairly quickly which shows Wowjoint’s dedication to our business and our customers,” stated Mr. Yabin Liu, Chairman and CEO of Wowjoint.

Business Updates

Wowjoint achieved significant progress diversifying its revenue streams in the first quarter 2011, with new leasing and service contracts announced and expansion into different vertical markets. During the quarter, Wowjoint announced a contract with Sunbird Yacht Company, China’s largest yacht manufacturer, to provide two marine hoists. This is a new product for the Company and the exposure to a market that is growing rapidly in China. Wowjoint signed a contract with Tongliao Green, a wind power company, to provide a wind tower hoist which is also a new product for the Company. The Company is pursuing other vertical markets such as highway and bridge maintenance, subway systems and other clean tech power plants. These vertical markets will utilize Wowjoint’s core competency of specialized engineering of large equipment.

“We continued to expand our sales, having signed $20 million in new contracts since the beginning of 2011. Those contracts demonstrate our continued focus on diversifying our revenue stream with 50% of the contracts being lease and service contracts,” stated Mr. Liu. “Our products are well-known in the industry and we’ve been able to achieve deeper penetration in the infrastructure industry by procuring new customers. A key competitive advantage remains our ability to produce custom-made equipment, which solves complex construction and logistical problems for our customers.  Our ability to now supply that equipment in a leasing situation has expanded our market potential and provides a new customer base for us.”

Revenue Guidance and Contract Backlog

Management issued revenue guidance for the second quarter of 2011 of approximately $8 to $10 million. As of March 31, 2011, Wowjoint's backlog of signed contracts totaled approximately $25 million. As of May 19, 2011, the backlog of signed contracts has risen to $29 million.

Conference Call

A conference call will take place at 4:30 p.m. EDT on Thursday, May 19, 2011. Interested participants should call 1-877-941-4158 when calling within the United States or 1-480-629-9760 when calling internationally (pass code 4442372).

A playback will be available through May 26, 2011. To listen, please call 1-877-870-5176 within the United States or 1-858-384-5517 when calling internationally. Utilize the pass code 4442372 for the replay.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Wowjoint Holdings:
Aubrye Harris-Foote, Vice President, Investor Relations
Tel:  +1-530-475-2793
Email: aubrye@wowjoint.com Website: www.wowjoint.com

WOWJOINT HOLDINGS LTD
Unaudited Consolidated Statement of Income
(US dollars in thousands, except for EPS and share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010	2010
Sales
Machinery sales	5,748	8,295	1,653
Technical service	613	1,989	79
Lease income	255	744	-
Total sales	6,616	11,028	1,732

Cost of goods sold	5,209	7,858	1,450
Gross profit	1,407	3,170	282

Operating expenses:
Selling expenses	227	400	74
General and administrative expenses	835	1,231	715
Total operating expenses	1,062	1,631	789

Income from operations	345	1,538	(507)

Other expenses:
Interest expense (net)	46	45	10
Bank expense	-	25	1
Foreign currency exchange loss (gain)	(62)	(15)	-
Other expense (profit)	(1)	(151)	(8)
Total other expenses	(17)	(97)	3

Income before income taxes	362	1,635	(510)

Income taxes (Benefits) expenses	72	323	(85)

Net income attributed to ordinary shareholders	290	1,312	(425)

Earnings per share
Basis	0.04	0.17	(0.07)
Diluted	0.04	0.17	(0.07)

Weighted average number of shares used in computing earnings per share
Basis	7,949,965	7,949,965	6,430,610
Diluted	7,949,965	7,949,965	6,430,610

	WOWJOINT HOLDINGS LTD
	Unaudited Consolidated Balance Sheet
	(US dollars in thousands)

	March 31,	December 31,
	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	3,009	2,168
Accounts receivable(net)	16,789	17,904
Other receivables	1,347	723
Advances to suppliers	5,449	3,524
Inventories	8,559	5,224
Costs and estimated earnings in excess of billings	4,575	2,690
Amount due from related parties	73	82
Total Current Assets	39,801	32,316

Long-term investment	305	-
Property, plant and equipment	4,263	3,208
Intangible asset, net	1,047	1,044
Restricted cash	794	922
Prepaid expense - Long-term	180	101
Total Assets	46,390	37,590

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term loans	3,813	1,510
Accounts payable and accrued expenses	11,757	7,503
Advances from customers	2,226	1,173
Unearned lease income	500	748
Taxes payable	4,760	5,051
Other payables	498	321
Billings in excess of costs and estimated earnings	566	897
Total Current Liabilities	24,119	17,203

Long-term loan	1,525	-

Stockholders' Equity:
Common stock	8	8
Additional paid in capital	10,300	10,300
Statutory surplus reserves	3,025	3,025
Retained earnings	6,251	5,961
Accumulated other comprehensive income	1,162	1,093
Total Stockholders' Equity	20,746	20,387
Total Liabilities and Stockholders' Equity	46,390	37,590